   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 25, 1997

                                                      REGISTRATION NO. 333-20013
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 3
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                             WESTPOINT STEVENS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    2200                                   36-3498354
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER)

                            ------------------------

                             507 WEST TENTH STREET
                           WEST POINT, GEORGIA 31833
                                 (706) 645-4000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                             CHRISTOPHER N. ZODROW
                          VICE PRESIDENT AND SECRETARY
                             507 WEST TENTH STREET
                           WEST POINT, GEORGIA 31833
                                 (706) 645-4000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                    Please send copies of communications to:

                   HOWARD CHATZINOFF, ESQ.                                           ROGER MELTZER, ESQ.
                  WEIL, GOTSHAL & MANGES LLP                                       CAHILL, GORDON & REINDEL
                       767 FIFTH AVENUE                                                 80 PINE STREET
                   NEW YORK, NEW YORK 10153                                        NEW YORK, NEW YORK 10005
                        (212) 310-8000                                                  (212) 701-3000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended ('Securities Act'), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                            ------------------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                            ------------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATES UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE
SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED FEBRUARY 25, 1997


PROSPECTUS

                                1,750,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                            ------------------------

     All of the 1,750,000 shares (the 'Shares') of common stock (the 'Common Stock') offered hereby (the 'Offering') are being sold by certain stockholders (the 'Selling Stockholders') of WestPoint Stevens Inc. ('WestPoint'). See 'Selling Stockholders.' WestPoint will not receive any proceeds from the sale of the Shares.

     WestPoint's Common Stock is traded on the Nasdaq National Market ('NASDAQ') under the symbol 'WPSN.' On February 13, 1997, the last sale price of the Common Stock, as reported on NASDAQ, was $29 7/8 per share.

     SEE 'RISK FACTORS' ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                   OFFENSE.

                                                PRICE TO                UNDERWRITING          PROCEEDS TO SELLING
                                                 PUBLIC                 DISCOUNT(1)             STOCKHOLDERS(2)

Per Share.............................             $                         $                         $
Total(3)..............................       $                         $                         $

(1) WestPoint, WPS Investors and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See
    'Underwriting.'

(2) WPS Investors has agreed to pay certain expenses of the Offering estimated at $107,000.

(3) The Selling Stockholders have granted the Underwriters an option, exercisable within 30 days after the date hereof, to purchase up to an additional 250,000 shares of Common Stock, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public,
    Underwriting Discount and Proceeds to Selling Stockholders will be $       ,
    $       and $       , respectively. See 'Underwriting.'

                            ------------------------

     The Shares are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and reject orders in whole or in part. It is expected that delivery
of the Shares will be made in New York, New York, on or about               ,
1997.

                            ------------------------

MERRILL LYNCH & CO.

             GOLDMAN, SACHS & CO.

                                THE ROBINSON-HUMPHREY COMPANY, INC.

                                                     WHEAT FIRST BUTCHER SINGER

                            ------------------------

              The date of this Prospectus is               , 1997.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF WESTPOINT AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON NASDAQ, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE

MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF WESTPOINT ON NASDAQ IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE 'EXCHANGE ACT'). SEE 'UNDERWRITING.'

                           FORWARD-LOOKING STATEMENTS

     Certain information incorporated by reference into this Prospectus under the caption 'Risk Factors,' and elsewhere include 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe harbor created by that Act. There are several important factors that could cause actual results to differ materially from those anticipated by the forward-looking statements contained in such discussions. Additional information on the risk factors which could affect WestPoint's financial results is included in this Prospectus and in other documents incorporated by reference herein.

                             AVAILABLE INFORMATION

     WestPoint is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). Such reports, proxy statements and other information filed by WestPoint may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, material filed by WestPoint can be inspected at the offices of the NASDAQ National Market at 1735 K Street, N.W., Washington, D.C. 20006-1506. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including WestPoint.

     WestPoint has filed with the Commission a Registration Statement on Form S-3 (the 'Registration Statement') under the Securities Act of 1933, as amended (the 'Securities Act'), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed as a part thereof, as permitted by the rules and regulations of the Commission. For further information with respect to WestPoint and the Common Stock, reference is hereby made to such Registration Statement, including the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other documents referred to herein are not necessarily complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits filed as a part thereof, may be inspected without charge at the public reference facilities maintained by the Commission as set forth in the preceding paragraph. Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth

Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents (and the amendments thereto) have been filed by WestPoint (File No. 0-21496) and are incorporated herein by reference:

          (i) WestPoint's Annual Report on Form 10-K for its fiscal year ended December 31, 1996 (the 'Form 10-K');


          (ii) WestPoint's Report on Form 8-K, filed with the Commission on February 18, 1997; and



          (iii) The description of WestPoint's Common Stock contained in WestPoint's Registration Statement on Form 10 filed with the Commission pursuant to Section 12 of the Exchange Act on July 1, 1993, and the Amendment to the Registration Statement on Form 10/A filed on June 2, 1994, including any other amendment or report filed for the purpose of updating such description.


     All documents filed by WestPoint pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or incorporated herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference herein.

     Copies of all documents incorporated by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents), will be provided without charge to each person, including any beneficial owner to whom a copy of this Prospectus has been delivered upon the written or oral request of such person. Requests for such copies should be directed to WestPoint, 507 West Tenth Street, West Point, Georgia 31833,
Attention: Secretary, telephone: (706) 645-4000.

                               PROSPECTUS SUMMARY
                                   WESTPOINT

     WestPoint Stevens Inc. ('WestPoint') is the nation's leading manufacturer and marketer of bed and bath home fashions products and is also a leading domestic manufacturer of knitted sportswear fabrics. Management believes that WestPoint is the lowest cost producer in the bed and bath home fashions products industry in the United States and that WestPoint is able to achieve significantly higher operating margins than its competitors as a result of its low-cost position, well-known brand names, sophisticated distribution systems and strong relationships with customers.

     WestPoint is the largest producer in the domestic bed and bath towel market. Management estimates that it has the largest market share (approximately 36%) of the domestic sheet and pillowcase market and the second largest market share (approximately 35%) of the domestic bath towel market. WestPoint has positioned itself as a single-source supplier to retailers of bed and bath products, offering a broad assortment of products across multiple price points. The breadth of WestPoint's products and price points allows WestPoint to provide a comprehensive product offering for each major distribution channel, including chain and department stores, mass merchants and specialty bed and bath stores. WestPoint's products include decorative sheets and towels, designer sheets and accessories, sheets and towels for institutions, blankets, private label sheets and towels, bedskirts, bedspreads, comforters and duvet covers in a variety of fabrics and a wide assortment of colors and patterns.

     WestPoint markets its products under well-known and firmly established trademarks, brand names and private labels, which WestPoint uses as merchandising tools to assist its customers in coordinating their product offerings and differentiating their products from those of their competitors. WestPoint's trademarks include ATELIER MARTEX(Registered), MARTEX(Registered), UTICA(Registered), STEVENS(Trademark), LADY PEPPERELL(Registered) and VELLUX(Registered). In addition, certain products of the Home Fashions Division are manufactured and sold pursuant to licensing agreements under designer names that include, among others, Ralph Lauren, Sanderson, Larry Laslo, Julie Ingleman and Halston.

BUSINESS STRATEGY

     WestPoint's business strategy is to strengthen its market leadership position by increasing awareness of its brand names, leveraging its technology to reinforce its position as the low-cost producer, continuously innovating ahead of the competition and expanding its international presence.

     Brand Name Recognition--WestPoint's marketing abilities are becoming increasingly important in creating sales and profit growth. In the last two years, WestPoint has significantly raised its investment in consumer advertising. The Martex campaign unveiled in 1995--The Bare Necessities--set a new standard for the industry. Among its achievements are:

     o More than 100 million impressions via home and shelter magazines.


     o Sharply increased consumer brand recognition of Martex.

     o Many advertising and industry awards, including the Gold Medallion award from the American Marketing Effectiveness Council.

     WestPoint's overall advertising strategy is to maintain the strong brand image of all of its lines, while highlighting innovative products and important line extensions. WestPoint targets specific market segments through national consumer magazines and retailer catalogs.

     Low-cost Producer with Fast Response Time to Customers--WestPoint intends to maintain its position as the low-cost producer in the home fashions industry. In the last five years, WestPoint has invested approximately $453 million in capital expenditures to further modernize its facilities. Management believes that this capital spending program firmly established WestPoint as the industry's low-cost producer which enables WestPoint to introduce quality products at attractive price points for both retailers and consumers. Technology expenditures have also allowed WestPoint to increase production speed and become more responsive to customer needs. In 1995 and 1996, WestPoint expanded its use of category management software, a tool for analyzing the relationships between stock levels, shelf positions and sales results. This technology allows WestPoint's customers to reduce inventory and increase inventory turns, thus improving profits by having the right products and quantities in stock virtually all the time.

     Other major new technological advances have made internal communications and design much faster. WestPoint's information network now seamlessly connects sales, merchandising, manufacturing, and administrative managers. Newly installed digital rendering technology takes CAD (computer-assisted design) product designs and digitally transforms them into room settings, thereby eliminating many steps in traditional product development.

     Product Innovation--WestPoint has been a leader in product innovation. For instance, WestPoint created the wrinkle-free cotton sheet category, of which WestPoint has the dominant market share. In addition to offering significant growth opportunities, innovative new products provide value to consumers, increased sales and margins for retail customers and enhanced profitability for WestPoint.

     To consumers seeking finer fashion products in the luxury category, WestPoint has been a pioneer and market leader. Atelier Martex, WestPoint's premium luxury brand, experienced rapid growth in 1995 and 1996 with favorable consumer acceptance. The innovations from this line have now been introduced in other brands and private label programs. WestPoint anticipates sustained growth in the category and is investing in increased product development to maintain leadership.

     International Expansion--WestPoint distributes its products to Canada,

Mexico, the United Kingdom, Europe, the Middle East and the Far East. WestPoint's Canadian subsidiary recently celebrated its 25th anniversary and has exhibited consistent growth. WestPoint has doubled the number of distribution outlets for its products in Canada and continues to increase its market share. International sales currently represent approximately 3% of sales. In January 1997, WestPoint acquired P.J. Flower & Co. Limited, an English company that manufactures, markets and distributes bed and bath linens and related home furnishings products in Europe with approximately $20 million in annual sales. P.J. Flower & Co. Limited is a supplier in the United Kingdom of private-label, solid-color sheet and accessory programs and in recent years has added licensed programs to its core offerings, including the Ralph Lauren Home Collection in Western Europe and international rights for both Designers Guild and Caroline Charles. WestPoint intends to increase its penetration of international markets.

                            ------------------------

     For a more detailed description of the business of WestPoint, see the description set forth in the Form 10-K, which is incorporated herein by reference.

     WestPoint is a Delaware corporation with its principal executive offices located at 507 West Tenth Street, West Point, Georgia 31833. WestPoint's telephone number at such address is (706) 645-4000.

                             SUMMARY FINANCIAL DATA

     The summary historical financial data presented below for 1996, 1995 and 1994 were derived from the Audited Consolidated Financial Statements of WestPoint and its subsidiaries for the years ended December 31, 1996, 1995 and 1994 (the 'Consolidated Financial Statements'), and should be read in conjunction therewith, including the notes thereto and the other financial information incorporated by reference to the Form 10-K and Management's Discussion and Analysis of Financial Condition and Results of Operations. Historical financial data presented below for 1993 was derived from WestPoint's audited consolidated financial statements for the year ended December 31, 1993.

                                                                                YEAR ENDED DECEMBER 31,
                                                                      --------------------------------------------
                                                                        1996        1995        1994      1993(1)
                                                                      --------    --------    --------    --------
                                                                          (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..........................................................   $1,723.8    $1,649.9    $1,596.8    $1,501.0
Gross earnings.....................................................      397.9       384.0       368.0       355.3
Operating earnings (loss)(2).......................................      195.6         5.0       (65.8)     (258.4)
Interest expense...................................................      102.4       101.3       102.1        98.2
Income (loss) from operations before income tax expense (benefit)
  and extraordinary items..........................................       90.4       (99.4)     (180.8)     (372.8)

Income (loss) from operations before extraordinary items...........       57.7      (129.8)     (203.4)     (321.6)
Net income (loss)..................................................       57.7      (129.8)     (203.4)     (402.3)
Net income (loss) per common share.................................       1.81       (3.97)      (6.02)     (12.55)
Weighted average shares outstanding................................       31.8        32.7        33.8        32.1


                                                                                      DECEMBER 31,
                                                                      --------------------------------------------
                                                                        1996        1995        1994        1993
                                                                      --------    --------    --------    --------
                                                                                     (IN MILLIONS)
BALANCE SHEET DATA:
Total assets.......................................................   $1,157.0    $1,143.0    $1,270.2    $1,512.9
Working capital(3).................................................      140.9       115.7       122.7       159.7
Total debt.........................................................    1,099.0     1,148.0     1,083.0     1,112.5
Stockholders' equity (deficit)(4)..................................     (450.4)     (505.9)     (337.2)     (140.3)

                                                                                YEAR ENDED DECEMBER 31,
                                                                      --------------------------------------------
                                                                        1996        1995        1994      1993(1)
                                                                      --------    --------    --------    --------
                                                                              (IN MILLIONS, EXCEPT RATIOS)
OTHER DATA:
Depreciation and amortization(5)...................................   $   77.0    $   80.4    $   86.2    $   82.8
Amortization of excess reorganization value........................         --       177.7       236.9       221.6
Restructuring expense..............................................         --          --          --       200.0
Capital expenditures...............................................       99.9       102.2       109.0        89.0
Operating earnings before amortization of excess reorganization
  value and restructuring expense(6)...............................      195.6       182.7       171.1       163.2
Operating margin before amortization of excess reorganization value
  and restructuring expense(7).....................................      11.3%       11.1%       10.7%       10.9%

------------------
(1) The results for the year ended December 31, 1993 include restructuring expense of $200 million ($117.8 million after minority interest and income taxes).
(2) Operating earnings (loss) for the year ended December 31, 1995 includes amortization of excess reorganization value of $177.7 million, for the year ended December 31, 1994 includes amortization of excess reorganization value of $236.9 million and for the year ended December 31, 1993 includes restructuring expense of $200 million and amortization of excess reorganization value of $221.6 million.
(3) Working capital for the years ended December 31, 1996, 1995, 1994 and 1993 includes the current portion of bank indebtedness and other long-term debt of $24.0 million, $73.0 million, $48.0 million and $18.0 million, respectively.
(4) WestPoint emerged from bankruptcy in September 1992 and adopted 'Fresh Start' reporting. WestPoint has a deficit stockholders' equity primarily due to the amortization from 1992 to 1995 of $656.4 million of excess reorganization value, the loss on extinguishment of debt of $80.7 million and restructuring expenses of $117.8 million in 1993.
(5) Excludes amortization of excess reorganization value.
(6) Such amounts are presented to facilitate comparisons between periods since there were no charges in the 1996 period for amortization of excess reorganization value or restructuring expense.
(7) Operating margin before amortization of excess reorganization value and restructuring expense represents operating earnings before amortization of excess reorganization value and restructuring expense as a percentage of net sales for the periods presented.

                                  RISK FACTORS

     The following factors should be considered in connection with an investment in WestPoint Common Stock. Any one or more of such factors may cause WestPoint's actual results for various financial reporting periods to differ materially from those expressed in any forward-looking statements made by or on behalf of WestPoint.

SUBSTANTIAL LEVERAGE

     WestPoint is highly leveraged. WestPoint currently has significant annual cash interest expense in connection with its obligations under its long-term indebtedness. At December 31, 1996, WestPoint had total long-term indebtedness of $1,075 million and a ratio of total long-term indebtedness to total capitalization of 1.72 to 1.00.

     The degree to which WestPoint is leveraged could have important consequences to holders of the Common Stock, including, but not limited to, the following: (i) WestPoint's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes will be restricted; (ii) a significant portion of WestPoint's cash flow from operations must be dedicated to the payment of interest on its indebtedness, thereby reducing the funds available to WestPoint for its operations; (iii) certain of WestPoint's borrowings are and will continue to be at variable rates of interest, which could result in higher interest expense in the event of an increase in interest rates; and (iv) such indebtedness contains financial and restrictive covenants, the failure to comply with which may result in an event of default which, if not cured or waived, could have a material adverse effect on WestPoint.

RESTRICTIONS ON OPERATIONS

     WestPoint's senior credit facility imposes certain operating and financial restrictions on WestPoint and its subsidiaries, including, without limitation, limitations on indebtedness, liens, sale/leaseback transactions, asset sales, transactions with affiliates, operating leases, acquisitions and investments. WestPoint's indentures relating to its public indebtedness also contain certain operating and financial restrictions on WestPoint and its subsidiaries. See '--Substantial Leverage' above. In addition, WestPoint is required under its senior credit facility to maintain specified financial ratios and levels, including a minimum consolidated net worth (as defined in the senior credit facility), current ratio and ratio of EBITDA to interest expense. The restrictive covenants contained in the senior credit facility and the indentures and the highly leveraged position of WestPoint could limit the ability of WestPoint to respond to changing business or economic conditions or adverse developments affecting WestPoint's operating results.

LOSSES AND ACCUMULATED DEFICIT

     WestPoint emerged from bankruptcy in September 1992 and adopted 'Fresh Start' reporting. At December 31, 1996, WestPoint had an accumulated deficit of $703.1 million primarily due to the amortization from 1992 to 1995 of excess reorganization value of $656.4 million, the loss on extinguishment of debt of $80.7 million and restructuring expenses of $117.8 million in 1993. WestPoint has reported net income in each quarter subsequent to the complete amortization of excess reorganization value in the third quarter of 1995. Although a significant portion of WestPoint's losses and deficits are the result of non-cash items, there can be no assurance that WestPoint will continue to have net income in the future or that it will eliminate its accumulated deficit.

SEASONALITY AND CYCLICALITY

     Traditionally the home fashions and apparel fabrics industries have been seasonal, with peak sales seasons in the spring and fall. Home Fashions' commitment to 'Strategic Partnering,' a program designed to improve customers' operating results by leveraging WestPoint's merchandising, manufacturing and inventory management skills, however, has facilitated a more even distribution of products throughout the calendar year in its market segment. The home fashions and the apparel fabrics industries are also cyclical, and WestPoint's performance may be negatively affected by downturns in consumer spending associated with recessionary economic environments.

RISK OF LOSS OF MATERIAL CUSTOMER OR LICENSE

     WestPoint's products are sold to mass merchants, chain stores, department stores, specialty stores, apparel manufacturers and institutional buyers. Home Fashions' six largest customers accounted for approximately 54% of the net sales of Home Fashions during the fiscal year ended December 31, 1996, and 47% of the net sales of WestPoint during such period. Each of these customers has purchased goods from WestPoint in each of the last 10 years. Although WestPoint has no reason to believe that it will lose the business of any of its largest customers, a loss of any of Home Fashions' largest accounts (or a material portion of any thereof) would have an adverse effect upon WestPoint's business, which could be material. In addition, a loss of a significant license could have an adverse effect upon WestPoint's business, which could be material.

RAW MATERIALS

     The principal raw materials used by WestPoint in the manufacture of its products are cotton of various grades and staple lengths and polyester in staple form. Although WestPoint has been able to acquire sufficient quantities of cotton for its operations in the past, any shortage in the cotton supply by reason of weather, disease or other factors, or a significant increase in the price of cotton or polyester, could adversely affect WestPoint's operations. To reduce the effect of potential price fluctuations, WestPoint makes commitments from time to time for future purchases of cotton.

COMPETITION

     WestPoint participates in highly competitive industry segments. Home Fashions competes with a number of established manufacturers and distributors of bed and bath home fashions products and accessories. WestPoint's wholly-owned subsidiary, Alamac Knits Fabrics, Inc., competes with other knitted fabric mills, converters, commission knitted fabric operations and vertically integrated apparel manufacturers. WestPoint's future success will depend to a significant extent upon its ability to remain a low-cost producer and to remain competitive in the areas of marketing, product development, price, quality, brand names, manufacturing capabilities, distribution and order processing. There can be no assurance that WestPoint will be able to compete effectively in all of these areas; any failure to compete effectively could adversely affect WestPoint's sales and, accordingly, its operations.

ENVIRONMENTAL AND EMPLOYEE SAFETY AND HEALTH MATTERS

     WestPoint is subject to various federal, state and local environmental laws and regulations governing, among other things, the discharge, storage, handling and disposal of a variety of hazardous and non-hazardous substances and wastes used in or resulting from its operations and potential remediation obligations thereunder. Certain of WestPoint's facilities (including certain facilities no longer owned or utilized by WestPoint) have been cited or are being investigated with respect to alleged violations of such laws and regulations. WestPoint is cooperating fully with relevant parties and authorities in all such matters. WestPoint believes that it has adequately provided in its financial statements for any expenses and liabilities that may result from such matters. WestPoint also is insured with respect to certain of such matters. WestPoint's operations also are governed by laws and regulations relating to employee safety and health which, among other things, establish exposure limitations for cotton dust, formaldehyde, asbestos and noise, and regulate chemical and ergonomic hazards in the workplace. Although WestPoint does not expect that compliance with any of such laws and regulations will adversely affect WestPoint's operations, there can be no assurance that such regulatory requirements will not become more stringent in the future or that WestPoint will not incur significant costs in the future to comply with such requirements.

PRINCIPAL STOCKHOLDER

     As of February 3, 1997, Holcombe T. Green, Jr., the Chairman of the Board and Chief Executive Officer of WestPoint, beneficially owned 11,628,958 shares of Common Stock (constituting approximately 37.6% of the outstanding Common Stock), including 11,204,153 shares held directly by WPS Investors L.P. ('WPS Investors'), of which HTG Corp., a company owned by Mr. Green ('HTG Corp.'), is general partner. The 1,750,000 Shares offered hereby will be distributed by WPS Investors to the Selling Stockholders (which do not include Mr. Green) and such distribution will decrease Mr. Green's beneficial ownership of Common Stock accordingly (to approximately 32.0% of the outstanding Common Stock and, if the Underwriters' over-allotment option is exercised in full, to approximately 31.1% of the outstanding Common Stock). As a result of his beneficial ownership of Common Stock and his positions with WestPoint, Mr. Green will continue to be able to have significant influence on WestPoint and on matters subject to vote by WestPoint's stockholders.

SHARES ELIGIBLE FOR FUTURE SALE

     As of February 3, 1997, WestPoint had outstanding 30,916,288 shares of Common Stock. Of these shares, 21,259,556 shares, including the 2,000,000 shares of Common Stock covered by the Registration Statement of which this Prospectus forms a part, will be freely tradeable without restriction under the Securities Act upon completion of the sale of the Shares offered hereby, unless purchased by 'affiliates' of WestPoint (as that term is defined in the rules and regulations under the Securities Act). The remaining 9,656,732 shares of Common Stock may not be sold unless they are registered under the Securities Act, or unless an exemption from registration, such as the exemptions provided by Rule 144 or Rule 144A under the Securities Act, is available.

     No predictions can be made as to the effect, if any, that market sales of shares or the availability of shares for future sale will have on the market price of shares of Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock of WestPoint is listed on NASDAQ under the symbol WPSN. Such listing became effective on August 2, 1993. Prior thereto, WestPoint's Common Stock was not listed or admitted to unlisted trading privileges on a national securities exchange or included for quotation through an inter-dealer quotation system of a registered national securities association, and there was a limited trading market for the Common Stock.

     The following table sets forth the range of high (ask) and low (bid) quotations for the Common Stock for the periods indicated, as reported by
NASDAQ:

FISCAL YEAR                                                                                      HIGH       LOW
---------------------------------------------------------------------------------------------   ------    -------

1995:
  First Quarter..............................................................................   $15       $13 1/8
  Second Quarter.............................................................................   19        15
  Third Quarter..............................................................................   23 1/2    17 1/2
  Fourth Quarter.............................................................................   22 1/2    17 3/4
1996:
  First Quarter..............................................................................   $21 5/8   $17 1/2
  Second Quarter.............................................................................   25        19 1/4
  Third Quarter..............................................................................   29 1/2    22 3/8
  Fourth Quarter.............................................................................   30 1/4    26 1/4
1997:
  First Quarter (through February 13, 1997)..................................................   $33 7/8   $29

     On February 13, 1997, the last sale price for the Common Stock as reported by NASDAQ was $29 7/8 per share.

     WestPoint has not declared any cash dividends on its Common Stock during the past two fiscal years or the current fiscal year. Under its existing credit facility WestPoint is permitted to pay dividends from excess cash flow as defined in the credit facility. WestPoint does not expect to pay dividends to its stockholders in the near future.

     As of February 3, 1997, there were approximately 13,628 holders of WestPoint's Common Stock. Of that total, approximately 177 were stockholders of record and approximately 13,451 held their stock in nominee name.

                                 CAPITALIZATION

     The following table sets forth the capitalization of WestPoint at December 31, 1996. This table should be read in conjunction with the Consolidated Financial Statements of WestPoint and the related notes thereto and other information incorporated by reference in this Prospectus.

                                                                                                 DECEMBER 31, 1996
                                                                                               ----------------------
                                                                                               (DOLLARS IN THOUSANDS)
Current portion of long-term debt:
  Senior Credit Facility:
     Revolver...............................................................................         $   24,000
                                                                                                   ------------
                                                                                                   ------------
Long-term debt, excluding current portion:
  Senior Credit Facility:
     Revolver...............................................................................         $   50,000
  8 3/4% Senior Notes Due 2001..............................................................            400,000
  9 3/8% Senior Subordinated Debentures Due 2005............................................            550,000

  9% Sinking Fund Debentures Due 2017.......................................................             75,000
                                                                                                   ------------
     Total long-term debt...................................................................          1,075,000
                                                                                                   ------------

Stockholders' equity (deficit):
  Common Stock and capital in excess of par value:
     Common Stock, $.01 par value; 75,000,000 shares authorized,
       34,707,250 shares issued.............................................................            329,394
  Accumulated Deficit.......................................................................           (703,068)
  Treasury Stock; 3,855,549 shares at cost..................................................            (70,316)
  Minimum Pension Liability Adjustment, net of taxes of $3,763..............................             (6,408)
                                                                                                   ------------
     Total stockholders' equity (deficit)...................................................           (450,398)
                                                                                                   ------------
     Total capitalization...................................................................         $  624,602
                                                                                                   ------------
                                                                                                   ------------

                                USE OF PROCEEDS

     WestPoint will not receive any proceeds from the sale of the Shares by the Selling Stockholders. See 'Selling Stockholders.'

                              SELLING STOCKHOLDERS

     The Shares offered hereby are owned of record, as of the date of this Prospectus, by WPS Investors, which holds such shares for the direct or indirect account of the Selling Stockholders. Immediately prior to the sale of Shares hereunder by a Selling Stockholder, WPS Investors will transfer such Shares to such Selling Stockholder. The Selling Stockholders are limited partners of Green Capital Investors L.P. ('Green Capital'), a limited partnership which itself is a limited partner of WPS Investors. HTG Corp. is the general partner of a limited partnership which is the general partner of Green Capital. None of the Shares offered hereby are being sold by, or for the account of, Mr. Green or WPS Investors.

     The Selling Stockholders listed in the table below have agreed to sell the number of shares of Common Stock set forth opposite their respective names. The
following table sets forth as of February       , 1997 the names of, and the
number of shares of Common Stock owned by, each Selling Stockholder after giving effect to the transfer of Shares by WPS Investors to the Selling Stockholders immediately prior to the consummation of the Offering and as adjusted to reflect the sale of shares of Common Stock pursuant to the Offering. All information with respect to beneficial ownership has been furnished by the respective Selling Stockholders.


                                                   BENEFICIAL OWNERSHIP                           BENEFICIAL OWNERSHIP
                                                 AT FEBRUARY   , 1997(1)                          AFTER THE OFFERING(1)
                                                 ------------------------     TOTAL SHARES       -----------------------
                                                 NUMBER OF     PERCENTAGE      TO BE SOLD        NUMBER OF    PERCENTAGE
SELLING STOCKHOLDERS                              SHARES        OF CLASS     IN THE OFFERING      SHARES       OF CLASS
----------------------------------------------   ---------     ----------    ---------------     ---------    ----------

General Electric Capital Corporation
  (2)(3)(4)...................................

Georgia-Pacific Master Trust for Employee
  Benefit Plan(2)(4)..........................

Jackson National Life Insurance
  Company(2)(4)...............................
                                                                             ---------------

                                                                                1,750,000
                                                                             ---------------
                                                                             ---------------

------------------
(1) Excludes remaining shares of Common Stock held by WPS Investors, with respect to which the Selling Stockholders are not deemed to have beneficial ownership.

(2) General Electric Capital Corporation, Georgia-Pacific Master Trust for Employee Benefit Plan and Jackson National Life Insurance Company are limited partners of Green Capital.

(3) Excludes 251,900 shares of Common Stock owned by the General Electric Pension Trust, as to which the Selling Stockholder disclaims beneficial ownership.

(4) An option to purchase 250,000 additional shares solely to cover over-allotments, if any, has been granted to the Underwriters by the Selling Stockholders; such shares will be transferred by WPS Investors to the Selling Stockholders immediately prior to their sale.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the purchase agreement (the 'Purchase Agreement') among WestPoint, the Selling Stockholders, WPS Investors and the Underwriters named below (the 'Underwriters'), the Selling Stockholders have agreed to sell to each of the Underwriters, and each of the Underwriters severally has agreed to purchase from the Selling Stockholders, the aggregate number of shares of Common Stock set forth opposite its name below.


                                                                                               NUMBER
             UNDERWRITER                                                                      OF SHARES
-------------------------------------------------------------------------------------------   ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated..................................................................
Goldman, Sachs & Co........................................................................
The Robinson-Humphrey Company, Inc.........................................................
Wheat, First Securities, Inc...............................................................
                                                                                              ---------
             Total.........................................................................   1,750,000
                                                                                              ---------
                                                                                              ---------

     In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth in the Purchase Agreement, to purchase all of the shares of Common Stock being sold pursuant to the Purchase Agreement, if any such shares of Common Stock are purchased. In the event of default by an Underwriter, the Purchase Agreement provides that, under certain circumstances, the purchase commitments of the non-defaulting Underwriter may be increased or the Purchase Agreement may be terminated.

     The Underwriters have advised WestPoint and the Selling Stockholders that the Underwriters hereby propose to offer the shares of Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of
$       per share of Common Stock, of which not in excess of $       per share
of Common Stock may be reallowed to certain other dealers. After the Offering, the public offering price and concession may be changed.

     The Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 250,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such Underwriter's initial amount reflected in the foregoing table.

     WestPoint, WPS Investors and the executive officers of WestPoint have agreed that they will not, directly or indirectly, for a period of 90 days following the date of this Prospectus, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock, without the prior consent of the Underwriters; provided, however, that WestPoint may issue and sell Common Stock pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan of WestPoint in effect on the date the Purchase Agreement is executed, WestPoint may issue Common Stock upon the conversion of securities or the exercise of warrants outstanding on the date the

Purchase Agreement is executed.

     WestPoint, WPS Investors and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     In connection with this Offering, the Underwriters may engage in passive market making transactions in the Common Stock on NASDAQ in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters participating in a distribution that are also NASDAQ market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters engaged in passive market making, generally, from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on NASDAQ by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for WestPoint by Weil, Gotshal & Manges LLP (a partnership including professional corporations), 767 Fifth Avenue, New York, New York 10153. Certain legal matters in connection with the Shares will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), 80 Pine Street, New York, New York 10005. Certain legal matters will be passed upon for WPS Investors by Jones, Day, Reavis & Pogue, 3500 One Peachtree Center, Atlanta, Georgia 30308.

                                    EXPERTS

     The consolidated financial statements of WestPoint at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, which appear in the Form 10-K, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference in this Prospectus. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

            ------------------------------------------------------
            ------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----

Forward-Looking Statements.....................     2

Available Information..........................     2

Incorporation of Certain Documents by
  Reference....................................     3

Prospectus Summary.............................     4

Risk Factors...................................     7

Price Range of Common Stock and Dividends......    10

Capitalization.................................    11

Use of Proceeds................................    11

Selling Stockholders...........................    12

Underwriting...................................    13

Legal Matters..................................    14

Experts........................................    14



            ------------------------------------------------------
            ------------------------------------------------------

            ------------------------------------------------------
            ------------------------------------------------------


                                1,750,000 SHARES

                                [WESTPOINT LOGO]

                                  COMMON STOCK
                          ---------------------------
                              P R O S P E C T U S
                          ---------------------------

                              MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.
                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.
                           WHEAT FIRST BUTCHER SINGER

                                            , 1997

            ------------------------------------------------------
            ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The table sets forth the expenses expected to be incurred in connection with the registration of the shares of Common Stock offered hereby. All amounts, except the SEC registration and National Association of Securities Dealers, Inc. ('NASD') filing fees, are estimated.

SEC Registration Fee..........................................   $ 18,637
NASD Filing Fee...............................................      6,650
Legal Fees and Expenses.......................................     25,000
Accounting Fees and Expenses..................................     45,000
Printing......................................................     20,000
Miscellaneous.................................................      1,713
                                                                 --------
  Total.......................................................   $107,000
                                                                 --------
                                                                 --------

     WPS Investors, on behalf of the Selling Stockholders, has agreed to bear all of the costs of registering the shares of Common Stock under the Securities Act, including the registration fee under the Securities Act, all other registration and filing fees, all fees and disbursements of counsel and accountants retained by WestPoint and all other expenses incurred by WestPoint; such costs (or estimates thereof) have been set forth above. The Selling Stockholders will bear certain other costs relating to the registration of the shares of Common Stock under the Securities Act, including all underwriting discounts and commissions, all transfer taxes and all costs of any separate legal counsel or other advisors retained by the Selling Stockholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     (1) Section 145 of Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law ('DGCL') provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon plea of nolo contendere or its equivalent, shall not, in and of itself, create a presumption that his conduct was unlawful.

     Section 145 of the DGCL also provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon adjudication that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of Delaware or such other court shall deem proper.

     To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     Any such indemnification (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above. Such determination shall be made:

          (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; or

          (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

          (iii) by the stockholders.

     Section 145 of the DGCL permits a Delaware business corporation to purchase and maintain insurance on behalf of any person who is or was a director,

officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person.

     (2) By-law Provisions on Indemnity. Article V of the Amended and Restated By-laws of WestPoint, as the same may be amended from time to time (the 'By-laws'), sets forth the extent to which WestPoint's directors and officers may be indemnified by WestPoint against liabilities which they may incur while serving in such capacity. Article V generally provides that WestPoint shall indemnify the directors and officers of WestPoint who are or were a party to any threatened, pending, or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of WestPoint or of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against expenses (including attorneys' fees and disbursements), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection therewith, provided that the applicable standard of conduct set forth in Section 145 of the DGCL was met, and provided further that such indemnification shall be limited to expenses (including attorneys' fees and disbursements) actually and reasonably incurred in the case of an action or suit by or in the right of WestPoint to procure a judgment in its favor. Subject to the procedures for indemnification of directors and officers set forth in the By- laws, the indemnification of WestPoint's directors and officers provided for therein is in all other respects substantially similar to that provided for in Section 145 of the DGCL. Any such indemnification shall continue as to a person who has ceased to be a director or officer of WestPoint and shall inure to the benefit of the heirs, executors, and administrators of such person.

     (3) Indemnification Agreements. In addition, each of the directors and the executive officers of WestPoint is entitled to indemnification from WestPoint pursuant to separate agreements (the 'Indemnification Agreements') between WestPoint and such persons.

     WestPoint has in effect insurance policies covering all of WestPoint's directors and officers in certain instances where by law they may not be indemnified by WestPoint.

     The above discussion of the By-laws of WestPoint and of the Indemnification Agreements and of Section 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such By-laws, Indemnification Agreements and the DGCL.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling WestPoint as disclosed above, WestPoint has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16. EXHIBITS AND FINANCIAL SCHEDULES

     (A) EXHIBITS


NUMBER   DESCRIPTION OF EXHIBIT
------   -----------------------------------------------------------------------------------------------------------
 1        --   Form of Purchase Agreement.*
 1.2      --   Form of Custody Agreement.*
 2.1      --   Debtors' Joint Plan of Reorganization, dated June 9, 1992, proposed by West Point Acquisition Corp.
               (since renamed WestPoint Stevens Inc.), West Point Subsidiary Corp. (since renamed Valley Fashions
               Subsidiary Corp.) and West Point Tender Corp. (since renamed Valley Fashions Tender Corp.), incorporated by reference to the Current Report on Form 8-K (Commission File No. 1-4990) filed by
               West Point-Pepperell, Inc. with the Commission on October 1, 1992.
 4        --   Form 15 (Commission File No. 0-21496) filed by WestPoint with the Commission on May 25, 1995, incorporated by reference herein.
 5        --   Opinion of Weil, Gotshal & Manges LLP with respect to legality of the shares.*
23.1      --   Consent of Ernst & Young LLP, independent auditors.**
23.2      --   Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5).*
24        --   Powers of Attorney.**


------------------
  * Filed herewith

 ** Previously filed


ITEM 17. UNDERTAKINGS


     (a) The undersigned registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being offered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN ATLANTA, GEORGIA, ON THIS 25TH DAY OF FEBRUARY, 1997.


                                                  WESTPOINT STEVENS INC.


                                          By:     /s/ HOLCOMBE T. GREEN, JR.
                                             -----------------------------------
                                                   Holcombe T. Green, Jr.
                                              Chairman of the Board and Chief
                                                     Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                  SIGNATURE                                     TITLE                             DATE
---------------------------------------------  ----------------------------------------     -----------------
         /s/ HOLCOMBE T. GREEN, JR.*           Chairman of the Board and Chief              February 25, 1997
---------------------------------------------  Executive Officer (principal executive
           Holcombe T. Green, Jr.              officer)

          /s/ MORGAN M. SCHUESSLER*            Executive Vice President/Finance and         February 25, 1997
---------------------------------------------  Chief Financial Officer (principal
            Morgan M. Schuessler*              financial officer)

        /s/ JOSEPH L. JENNINGS, JR.*           Vice Chairman of the Board                   February 25, 1997
---------------------------------------------
           Joseph L. Jennings, Jr.

           /s/ J. NELSON GRIFFITH*             Controller                                   February 25, 1997
---------------------------------------------  (principal accounting officer)
             J. Nelson Griffith

           /s/ M. KATHERINE DWYER*             Director                                     February 25, 1997
---------------------------------------------
            M. Katherine Dwyer

             /s/ JOHN G. HUDSON*               Director                                     February 25, 1997
---------------------------------------------
               John G. Hudson


           /s/ Charles W. McCall*              Director                                     February 25, 1997
---------------------------------------------
             Charles W. McCall*

        /s/ DOUGLAS T. MCCLURE, JR.*           Director                                     February 25, 1997
---------------------------------------------
           Douglas T. McClure, Jr.

           /s/ GERALD B. MITCHELL*             Director                                     February 25, 1997
---------------------------------------------
             Gerald B. Mitchell

             /s/ JOHN F. SORTE*                Director                                     February 25, 1997
---------------------------------------------
                John F. Sorte

             /s/ PHILLIP SIEGEL*               Director                                     February 25, 1997
---------------------------------------------
               Phillip Siegel

     *By: /s/ M. CLAYTON HUMPHRIES, JR.
         --------------------------------------
          M. Clayton Humphries, Jr.
              Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                                                           SEQUENTIAL
NUMBER   DESCRIPTION OF EXHIBIT                                                                             PAGE NO.
------   -----------------------------------------------------------------------------------------------   -----------
  1       --   Form of Purchase Agreement.*
  1.2     --   Form of Custody Agreement.*
  2.1     --   Debtors' Joint Plan of Reorganization, dated June 9, 1992, proposed by West Point
               Acquisition Corp. (since renamed WestPoint Stevens Inc.), West Point Subsidiary Corp.
               (since renamed Valley Fashions Subsidiary Corp.) and West Point Tender Corp. (since renamed Valley Fashions Tender Corp.), incorporated by reference to the Current Report on
               Form 8-K (Commission File No. 1-4990) filed by West Point-Pepperell, Inc. with the
               Commission on October 1, 1992.
  4       --   Form 15 (Commission File No. 0-21496) filed by WestPoint with the Commission on May 25,
               1995, incorporated by reference herein.
  5       --   Opinion of Weil, Gotshal & Manges LLP with respect to legality of the shares.*
 23.1     --   Consent of Ernst & Young LLP, independent auditors.**
 23.2     --   Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5).*
 24       --   Powers of Attorney.**


------------------
*   Filed herewith


**  Previously filed